State Street Master Funds

P.O. Box 5049

Boston, Massachusetts 02206

Via EDGAR Correspondence

August 10, 2012

Mr. Vince DiStefano

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	State Street Master Funds (the “Trust”) on behalf of each series (each a “Portfolio”)
— File no. 811-09599

Dear Mr. DiStefano:

This letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) provided via telephone conference on June 13, 2012 regarding Post Effective Amendment Number 15 to the Trust’s registration statement on Form N-1A (the “PEA Filing”), filed with the SEC on April 27, 2012. For your convenience, we have summarized each comment below and provided the responses of the Trust. As used in this letter, the State Street Equity 500 Index Portfolio, State Street Equity 400 Index Portfolio and State Street Equity 2000 Index Portfolio are collectively referred to as the “Equity Portfolios” and the State Street Aggregate Bond Index Portfolio and the State Street Limited Duration Bond Portfolio are collectively referred to as the “Fixed Income Portfolios” and together the Equity Portfolios and the Fixed Income Portfolios are referred to as the “Equity and Fixed Income Portfolios.”

1.	Comment: In the sections titled “Principal Investment Strategies” and “Principal Risks of Investing” disclosures are provided related to the usage of derivatives by the Equity and Fixed Income Portfolios as part of their principal investment strategies. We remind the Trust that the SEC issued a letter to the Investment Company Institute on July 30, 2010 regarding each mutual fund’s disclosure obligations regarding derivatives (the “Derivatives Letter”). We ask that the Trust update the Equity and Fixed Income Portfolios’ disclosures regarding their respective expected investments in derivatives in a manner that is consistent with the Derivatives Letter.

Response: While the Trust believes that its current disclosure is adequate and appropriate, assuming there are no relevant changes to the principal investment strategies of the applicable Portfolios, the Trust anticipates making substantially the following changes to its Item 9 disclosure regarding derivatives in the 2013 Annual Update in light of the SEC Staff’s comment:

State Street Equity 500 Index Portfolio

In addition, the Equity 500 Index Portfolio may at times purchase or sell futures contracts on the Index, or options on those futures, in lieu of investing directly in the stocks making up the Index. The Portfolio might do so from time to time, for example, in order to increase its investment exposure pending investment of cash in the stocks comprising the Index. The use of futures or options on futures may increase at times when there are large inflows into the Portfolio. Alternatively, the Portfolio might use futures or options on futures to reduce its investment exposure in situations where it intends to sell a portion of the stocks in its portfolio but the sale has not yet been completed. The Portfolio may ~~also~~ enter into other types of derivatives transactions at any time, including ~~the use of options or swap transactions, to assist in attempting to replicate the performance of the Index~~ other types of options, swap transactions or other types of derivatives, although it did not do so to a significant extent during its last fiscal year. The Portfolio ordinarily does not use derivatives for the primary purpose of creating investment leverage. The Portfolio may also, to the extent permitted by applicable law, invest in shares of other mutual funds whose investment objectives and policies are similar to those of the Portfolio.

State Street Equity 400 Index Portfolio

In addition, the Equity 400 Index Portfolio may at times purchase or sell futures contracts on the Index, or options on those futures, in lieu of investing directly in the stocks making up the Index. The Portfolio might do so from time to time, for example, in order to increase its investment exposure pending investment of cash in the stocks comprising the Index. The use of futures or options on futures may increase at times when there are large inflows into the Portfolio. Alternatively, the Portfolio might use futures or options on futures to reduce its investment exposure in situations where it intends to sell a portion of the stocks in its portfolio but the sale has not yet been completed. The Portfolio may ~~also~~ enter into other types of derivatives transactions at any time, including ~~the use of options or swap transactions, to assist in attempting to replicate the performance of the Index~~ other types of options, swap transactions or other types of derivatives, although it did not do so to a significant extent during its last fiscal year. The Portfolio ordinarily does not use derivatives for the primary purpose of creating investment leverage. The Portfolio may also, to the extent permitted by applicable law, invest in shares of other mutual funds whose investment objectives and policies are similar to those of the Portfolio.

State Street Equity 2000 Index Portfolio

In addition, the Equity 2000 Index Portfolio may at times purchase or sell futures contracts on the Index, or options on those futures, in lieu of investing directly in the stocks making up the Index. The Portfolio might do so from time to time, for example, in order to increase its investment exposure pending investment of cash in the stocks comprising the Index. Alternatively, the Portfolio might use futures or options on futures to reduce its investment exposure in situations where it intends to sell a portion of the stocks in its portfolio but the sale has not yet been completed. The ~~Portfolio may also~~ use of futures or options on futures may increase at times when there are large inflows into the Portfolio. The Portfolio may enter into other derivatives transactions at any time, including ~~the use of options or swap transactions, to assist in attempting to replicate the performance of the Index.~~ other types of options, swap transactions or other types of derivatives, although it did not do so to a significant extent during its last fiscal year. The Portfolio ordinarily does not use derivatives for the primary purpose of creating investment leverage. The Portfolio may also, to the extent permitted by applicable law, invest in shares of other mutual funds whose investment objectives and policies are similar to those of the Portfolio.

State Street Aggregate Bond Index Portfolio

In addition, the Aggregate Bond Index Portfolio may at times purchase or sell futures contracts on fixed-income securities, or options on those futures, in lieu of investing directly in fixed-income securities themselves. The Portfolio may also purchase or sell futures contracts and options on the U.S. Aggregate Index (or other fixed-income securities indices), if and when they become available. The Portfolio might do so from time to time, for example, in order to adjust the ~~interest-rate sensitivity~~ attributes of the investment portfolio of the Portfolio to bring ~~it~~them more closely in line with ~~that~~ those of the Index. It might also do so to increase its investment exposure pending investment of cash in the bonds comprising the Index or to reduce its investment exposure in situations where it intends to sell a portion of the securities in its portfolio but the sale has not yet been completed. The use of futures or options on futures may increase at times when there are large inflows into the Portfolio. The Portfolio may also enter into other derivatives transactions at any time, including ~~the use of options or swap transactions, to assist in attempting to replicate the performance of the Index~~ other types of options, swap transactions or other types of derivatives, although it did not do so to a significant extent during its last fiscal year. The Portfolio ordinarily does not use derivatives for the primary purpose of creating investment leverage. The Portfolio may also, to the extent permitted by applicable law, invest in shares of other mutual funds whose investment objectives and policies are similar to those of the Portfolio.

State Street Limited Duration Bond Portfolio

The Portfolio may also invest in derivative instruments, such as futures contracts, options, interest rate swaps, credit derivatives (such as credit default~~/credit~~ swaps), total return swaps and other structured investments, from time to time, although it did not do so to a significant extent during its last fiscal year. The Portfolio may invest in derivative instruments for any reason, but typically does so as a substitute for investments directly in securities, to adjust the sensitivity of the Portfolio’s portfolio of investments to changes in interest rates, or otherwise to increase the Portfolio’s investment return.

2.	Comment: In Part A for the Equity and Fixed Income Portfolios, in each instance where the paragraph titled “Index Futures Contracts and Related Options” exists, please ascertain what is a principal investment strategy and principal investment risk, and revise the prospectus accordingly in a manner that is consistent with the Derivatives Letter.

Response: The Trust anticipates reviewing the “Index Futures Contracts and Related Options” disclosure in the 2013 Annual Update and expects to revise the disclosure in Part A as deemed appropriate by the Trust and in a manner that the Trust believes is consistent with the Derivatives Letter.

3.	Comment: In Part A for the Equity and Fixed Income Portfolios, in each instance where the paragraph titled “Index Futures Contracts and Related Options” exists, please add counterparty risk.

Response: While the Trust believes that its current disclosure is adequate and appropriate, the Trust anticipates reviewing whether to add counterparty risk disclosure related to its “Index

Futures Contracts and Related Options” disclosure in the 2013 Annual Update to all Portfolios that contain the “Index Futures Contracts and Related Options” disclosure, but it would not ordinarily expect there to be a significant degree of counterparty risk for these particular instruments since the counterparty is an exchange.

4.	Comment: In Part A for the Equity and Fixed Income Portfolios, in each instance where the paragraph titled “Other Derivative Transactions” exists, please provide more specific disclosure on the types of derivatives used and disclose all of the risks associated with the particular derivative in a manner that is consistent with the Derivatives Letter.

Response: While the Trust believes that its current disclosure is adequate and appropriate, the Trust anticipates reviewing its “Other Derivative Transactions” disclosure in light of the Derivative Letter in connection with its 2013 Annual Update.

5.	Comment: In Part A for the Equity and Fixed Income Portfolios, page 16 describes the average portfolio duration of State Street Limited Duration Bond Portfolio (the “Portfolio”) as “two years or less.” Considering the requirements of Rule 35d-1 under the Investment Company Act of 1940, should this duration be a principal investment strategy given the name of the Portfolio?

Response: The State Street Limited Duration Bond Portfolio’s “Principal Investment Strategies” section on page 12 of Part A for the Equity and Fixed Income Portfolios currently states that the Portfolio “maintains a dollar-weighted average portfolio duration of two years or less” (emphasis added).

6.	Comment: In the “Investment Restrictions” section in the Statement of Additional Information, provide a clarification that the following sentence is not applicable to borrowings:

“All percentage limitations on investments will apply at the time of the making of an investment and shall not be considered violated unless an excess or deficiency occurs or exists immediately after and as a result of such investment.”

Response: The Trust anticipates revising the sentence as follows as part of its 2013 Annual Update:

“All percentage limitations (except the limitations related to borrowings) on investments will apply at the time of the making of an investment and shall not be considered violated unless an excess or deficiency occurs or exists immediately after and as a result of such investment.”

7.	Comment: In the “Trustee Ownership of Securities of the Trust, Adviser and Distributor” section in the Statement of Additional Information, separately list each Portfolio and the dollar range of securities beneficially owned by an individual Trustee.

Response: The Trust acknowledges this comment and, to the extent a Trustee in the future owns a beneficial interest in one or more Portfolios, it intends to separately list each Portfolio and dollar range of securities beneficially owned by an individual Trustee.

8.	Comment: In the “Trustee Compensation” section in the Statement of Additional Information, provide the amount of compensation paid to Trustees in a table that shows payments made by each Portfolio.

Response: Item 17(c)(1) of Form N-1A indicates that the information to be provided in response to that item include, for each Trustee, “Aggregate Compensation From the Fund” (emphasis added). The General Instructions to Form N-1A indicate that “Fund means the Registrant or a separate Series of the Registrant. When an item of Form N-1A specifically applies to a Registrant or Series, those terms will be used.” Unlike Item 17(b)(4), Instruction 3 of Form N-1A, which indicates that if the SAI covers “more than one Fund or Series…” ownership information shall be provided for “each Fund or Series…” (which is the substance of Comment 7 addressed immediately above), there is no similar instruction to Item 17(c)(1) indicating that information shall provided by Series. Accordingly, the Trust does not intend to revise this disclosure.

Please do not hesitate to contact the Trust at (617) 662-3967 if you have any questions concerning the foregoing.

Very truly yours,

/s/ Mark E. Tuttle
Mark E. Tuttle
Assistant Secretary

EXHIBIT

August 10, 2012

Mr. Vince DiStefano

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	State Street Master Funds (the “Trust”) on behalf of each series (each a “Portfolio”)
— File no. 811-09599

Dear Mr. DiStefano:

In connection with the Trust’s registration statement on Form N-1A (the “PEA Filing”), the Trust hereby acknowledges that:

•	the Trust is responsible for the adequacy and the accuracy of the disclosure in the PEA Filing;

•

comments of the staff of the Securities and Exchange Commission (“Staff”) or changes to disclosure in response to Staff comments in the PEA Filing reviewed by the staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the PEA Filing; and

•	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the foregoing is responsive to your request made on June 13, 2012. Please do not hesitate to contact the Trust at (617) 662-3967 if you have any questions concerning the foregoing.

Very truly yours,

/s/ Mark E. Tuttle
Mark E. Tuttle
Assistant Secretary